FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of SEPTEMBER 2005

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 1820, 701 West Georgia Street., Vancouver, British Columbia, Canada V7Y 1K8

(Address of principal executive offices)

Attachments:

1.

Section 111, British Columbia Securities Act, Report of Acquisition Form dated August 26, 2005

2.

News release dated September 26, 2005

3.

Material Change Report dated September 26, 2005

(re: September 26, 2006, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: November 23, 2005

By:

“Kenneth W. Morgan”___

 Name

Its:

Chief Financial Officer, Secretary and director

(Title)

SECTION 111

BRITISH COLUMBIA SECURITIES ACT

(the “Act”)

Report of Acquisition

1.

Name and address of the Offeror:

Strategem Capital Corporation
1820-701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
(the “Offeror”)

2.

The designation and number or principal amount of securities and the Offeror’s securityhholdings percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

The Offeror has acquired ownership of additional common shares (the “Shares”) of Petaquilla Minerals Ltd. (the “Company”) as a result of the following transactions (the “Transactions”):

(a)

During the period from April 20, 2004 to August 8, 2005, the Offeror acquired a total of 1,733,000 Shares either in the public market (413,000 Shares), or by way of the exercise of share purchase warrants (1,320,000 Shares).  During this same period, the Offeror sold a total of 739,500 Shares, either in the public market (577,000 Shares) or in a private transaction (162,500 Shares).  These Transactions represented a net increase of the Offeror’s shareholdings of 993,500 Shares, bringing its total shareholdings to 6,993,500 Shares.  At no time during this period did the Offeror acquire 2% of more of the Company’s issued and outstanding share capital.

(b)

On August 11, 2005, the Offeror exercised Company warrants and acquired 300,000 Shares of the Company at a price of $0.25, increasing the Offeror’s shareholdings to 7,293,500 Shares.

(c)

On August 15, 17 and 18, 2005, the Offeror acquired a further 50,000 Shares, increasing its shareholdings in the Company to 7,343,500 Shares.

(d)

The Offeror’s total shareholdings in the Company have increased to 7,343,500 Shares from 6,000,000 Shares, representing a net increase of 1,343,500 Shares or approximately 2.5% of the Company’s currently issued and outstanding share capital of 54,686,003 Shares.

3.

The designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Prior to the Transactions referred to in Item #2 above, the Offeror owned directly or indirectly 6,000,000 Shares of the Company, or approximately 14.4% of the issued and outstanding share capital of the Company.

As a result of the Transactions described in Item #2 above, the Offeror now owns directly or indirectly a total of 7,343,500 Shares, or approximately 13.4% of the Company’s currently issued and outstanding share capital.

The percentage decrease is as a result of other share issuances by the Company.

4.

The Offeror, either alone or together with any joint actors, has ownership and control: The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

a

the Offeror, either alone or together with any joint actors, has ownership and control:

The Offeror has sole ownership and control over the shareholdings referred to in Item #3 above.

b

the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

c

the Offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:

Not applicable

5.

Market where the transaction or occurrence took place:

TSX Venture Exchange

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Shares were acquired for investment purposes.  The Offeror may acquire further securities of the Company if the opportunity arises.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

8.

The names of any joint actors in connection with the disclosure required by this report:

None

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

See Item #1 above.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not Applicable

DATED at Vancouver, British Columbia, this 26th day of August, 2005.

STRATEGEM CAPITAL CORPORATION

Per:   “Kenneth W. Morgan”
_________________________________________
Kenneth W. Morgan

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Panamanian Government Approves Petaquilla Mine Plan

Vancouver, BC – Sept 26, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that the Government of Panama has approved, by Ministerial Resolution, the multi-phase mine development plan (the “Plan”) presented by the Company and its partners: Teck Cominco (“Teck”) and Inmet Mining (“Inmet”)

Acceptance of the plan initiates the terms of Ley Petaquilla (a contract law passed by the Panamanian Government in 1997 setting out the terms governing the development of Petaquilla’s mining concessions).

The main features of Ley Petaquilla are as follows:

•

A stable land tenure – the term of the agreement is 20 years, with two options to renew for another 20 years each, for a total of 60 years.

•

A favorable tax regime

1.

Accelerated depreciation and depletion allowance.

2.

Practically all supplies and equipment required by the project are exempt from import duties.

3.

Exemption from all income taxes (except the mineral production royalty) until the retirement of all construction financing.

4.

Tax will not be withheld on interest payments to foreign lenders or dividends to foreign shareholders.

•

Future changes in legislation that are inconsistent with Ley Petaquilla will not apply to the Owners.

The first phase in the Plan is the development of the Molejon Gold Deposit by PTQ commencing in 2006. The development of the world-class Petaquilla copper deposit is  included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by PTQ, Teck and Inmet.

Further information on the Ministerial Resolution, Ley Petaquilla and the multi-phase Petaquilla Development Plan can be obtained on SEDAR (www.sedar.com).

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Kenneth W. MorganMichael Levy"

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
1820 – 701 West Georgia Street
Vancouver, British Columbia
V7Y 1K8

Item 2.

Date of Material Change

September 26, 2005

Item 3.

News Release

The Company’s news release dated September 26, 2005, was disseminated by CCN Matthews on September 26, 2005.

Item 4.

Summary of Material Change

The Company announced that the Government of Panama has approved the mine development plan presented by the Company and its partners.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Kenneth W. Morgan, Chief Financial Officer and Secretary of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated September 26, 2005.

PETAQUILLA MINERALS LTD.

Per:

“Kenneth W. Morgan”

Kenneth W. Morgan
Chief Financial Officer, Secretary

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Kenneth W. Morgan

Contact telephone number:

1-604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF

NEWS RELEASE

Panamanian Government Approves Petaquilla Mine Plan

Vancouver, BC – Sept 26, 2005: Petaquilla Minerals Ltd. (“PTQ” or the “Company”) is pleased to announce that the Government of Panama has approved, by Ministerial Resolution, the multi-phase mine development plan (the “Plan”) presented by the Company and its partners: Teck Cominco (“Teck”) and Inmet Mining (“Inmet”)

Acceptance of the plan initiates the terms of Ley Petaquilla (a contract law passed by the Panamanian Government in 1997 setting out the terms governing the development of Petaquilla’s mining concessions).

The main features of Ley Petaquilla are as follows:

•

A stable land tenure – the term of the agreement is 20 years, with two options to renew for another 20 years each, for a total of 60 years.

•

A favorable tax regime

1.

Accelerated depreciation and depletion allowance.

2.

Practically all supplies and equipment required by the project are exempt from import duties.

3.

Exemption from all income taxes (except the mineral production royalty) until the retirement of all construction financing.

4.

Tax will not be withheld on interest payments to foreign lenders or dividends to foreign shareholders.

•

Future changes in legislation that are inconsistent with Ley Petaquilla will not apply to the Owners.

The first phase in the Plan is the development of the Molejon Gold Deposit by PTQ commencing in 2006. The development of the world-class Petaquilla copper deposit is  included in subsequent phases of the Plan, and will be the responsibility of Minera Petaquilla S.A., the joint venture company owned by PTQ, Teck and Inmet.

Further information on the Ministerial Resolution, Ley Petaquilla and the multi-phase Petaquilla Development Plan can be obtained on SEDAR (www.sedar.com).

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

“Michael Levy”

Michael Levy, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.